EXHIBIT 12.2

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
DISTRIBUTIONS

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Three Months Ended March 31,				Year Ended December 31,
	2005		2004		2004		2003		2002		2001		2000

Net Income	$28,706		$29,542		$127,091		$238,213		$142,202		$131,956		$126,271
Fixed charges	15,429		12,839		50,393		44,536		42,424		41,312		37,682
Adjusted Earnings	$44,135		$42,381		$177,484		$282,749		$184,626		$173,268		$163,953

Fixed Charges and Preferred Distributions:
Interest on indebtedness and amortization of deferred finance costs	$15,429		$12,839		$50,393		$44,536		$42,424		$41,312		$37,682
Preferred Distributions	1,914		3,695		9,674		14,780		7,572		7,125		7,125

Combined Fixed Charges and Preferred Distributions	$17,343		$16,534		$60,067		$59,316		$49,996		$48,437		$44,807

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	2.54	x	2.56	x	2.95	x	4.77	x	3.69	x	3.58	x	3.66	x